UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Euronav NV
(Name of Issuer)

Ordinary Shares, No Par Value
(Title of Class of Securities)

B38564108
(CUSIP Number)

December 31, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐            Rule 13d-1(b)

☐            Rule 13d-1(c)

☑            Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	B38564108	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Peter G. Livanos

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Greece and the United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
432,688

	6	SHARED VOTING POWER
9,489,996

	7	SOLE DISPOSITIVE POWER
432,688

	8	SHARED DISPOSITIVE POWER
9,489,996

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,922,684

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
NOT APPLICABLE

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No.	B38564108	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ceres Investments (Cyprus) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
8,375,881

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
8,375,881

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,375,881

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
NOT APPLICABLE

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Item 1.

(a)	Name of Issuer:

Euronav NV

(b)	Address of Issuer’s Principal Executive Offices:

De Gerlachekaai 20
2000 Antwerpen, Belgium

Item 2.

(a)	Name of Persons Filing:

Peter G. Livanos
Ceres Investments (Cyprus) Limited

(b)	Address of Principal Business Office or, if none, Residence for each of the reporting persons:

The principal business office of each person named in Item 2(a) above is:

Peter G. Livanos
c/o Ceres Monaco SAM
Gildo Pastor Center
7 rue du Gabian
MC98000 Monte Carlo
Principality of Monaco

Ceres Investments (Cyprus) Limited
Kostaki Pantelidi, 1
Kolokasides Building, 3rd floor
1010, Nicosia, Cyprus

(c)	Citizenship

Peter G. Livanos is a citizen of Greece and the United Kingdom.

Ceres Investments (Cyprus) Limited is a limited liability company incorporated in the Republic of Cyprus.

(d)	Title of Class of Securities: Ordinary shares, no par value (the “Shares”)

(e)	CUSIP Number: B38564108; ISIN: BE0003816338.

Item 3.	If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: NOT APPLICABLE

Item 4.	Ownership.

The information in Item 1 and Items 5 through 11 on the cover pages of this Schedule 13G is incorporated herein by reference.  Percentages are based on 159,208,949 Shares outstanding, as reported by the Issuer in its Form 6-K furnished to the U.S. Securities and Exchange Commission (the “Commission”) on October 30, 2015.

Peter G. Livanos. Peter G. Livanos is the indirect beneficial owner of 432,688 Shares, which are directly held by entities that are wholly owned by Mr. Livanos.

Mr. Livanos is an officer and a member of the board of directors of the following entities (the “Controlled Entities”) which directly own an aggregate 1,114,115 Shares for the benefit of Mr. Livanos and members of his family, accordingly he may be deemed to have shared voting and/or dispositive power over such Shares:

Entity	Number of Shares Directly Owned
Chiara Holdings Inc.	392,705

Falconera Navigation Inc.	721,410

Ceres Investments (Cyprus) Ltd. (“CIC)” Mr. Livanos indirectly owns the majority of the share capital of CIC and is an officer and a member of its board of directors, accordingly he may be deemed to have shared voting and/or dispositive power over the Shares held by CIC. CIC is the direct beneficial owner of 8,375,881 Shares, 6,000,000 of which are subject to the forward contracts described in the following paragraph.

On August 4, 2015, CIC entered into the Master Terms and Conditions for Pre-Paid Share Forward Contracts and supplemental confirmations together relating to four share forward contracts (each, a “Forward Contract”), with an unaffiliated third-party financial institution (“Bank”) covering in the aggregate 6,000,000 Shares.  Two Forward Contracts, relating to a total of 4,000,000 Shares in aggregate, mature approximately two years from August 4, 2015, and the other two Forward Contracts, together relating to 2,000,000 Shares, mature approximately three years from that date.  On or around the maturity date for each Forward Contract (or component portion thereof), CIC has agreed to deliver to Bank a number of Shares to be determined based on the change in price of the Shares over the term of the corresponding Forward Contract (or component thereof) or, if CIC so elects and certain other conditions are satisfied, the cash value of that number of Shares, as set forth below.

To secure its obligations under the Forward Contracts, CIC has pledged and delivered 6,000,000 Shares (“Pledged Shares”) to Bank’s custodians, and has granted Bank the right to sell, lend, pledge, deliver, commingle, dispose of and use in its business (collectively, “Rehypothecate”) the Pledged Shares, subject to Bank’s obligation to return the number of Pledged Shares (or equivalent fungible Shares) remaining, if any, after CIC has performed all obligations under the Forward Contracts.

The Master Terms and Conditions provide that CIC has the right to vote and give consents with respect to any Pledged Shares that have not been Rehypothecated by the Bank.  In addition, unless an event of default, early termination event or similar event has occurred under a Forward Contract, CIC has the right, for the purpose of exercising its voting and consent rights or any other purpose, with prior notice, to require the Bank to replace Pledged Shares which have been Rehypothecated with fungible equivalent Shares, for up to forty (40) cumulative business days per year.   The Master Terms and Conditions permit Bank to take certain actions and/or make appropriate adjustments to the price and/or other terms of the Forward Contracts to the extent CIC’s exercise of this right of replacement results in hedging disruption, or increased the cost to the Bank of hedging its own exposure under the Forward Contracts.

Mr. Livanos disclaims beneficial ownership of the Shares owned by the Controlled Entities, except to the extent of his pecuniary interest therein, and the Controlled Entities disclaim beneficial ownership of the Shares owned by Mr. Livanos.

Item 5.	Ownership of Five Percent or Less of a Class.

NOT APPLICABLE

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group.

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group.

NOT APPLICABLE

Item 10.	Certifications.

NOT APPLICABLE

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 19, 2016

PETER G. LIVANOS

By:	/s/ Peter G. Livanos

CERES INVESTMENTS (CYPRUS) LIMITED

By:	/s/ Ceres Investments (Cyprus) Limited
Name: Athanasios Thanopoulos
Title: Director

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees to the joint filing on behalf of each of them of a statement on Schedule 13G or, to the extent required by applicable law, Schedule 13D with respect to the Ordinary Shares, no par value, of Euronav NV, a limited liability company under Belgian law, beneficially owned by them, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing. The undersigned further agree that any amendments to such statement on Schedule 13G or, if applicable, Schedule 13D shall be filed jointly on behalf of each of them without the necessity of entering into additional joint filing agreements.

The undersigned further agree that each party hereto is responsible for timely filing of such statement on Schedule 13G or, to the extent required by applicable law, Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

The undersigned shall not be deemed to admit that the undersigned was required to file a statement on Schedule 13G or Schedule 13D by reason of entering into this Joint Filing Agreement.

The Joint Filing Agreement may be executed in any number of counterparts all of which together shall constitute one and the same instrument.

In evidence thereof of the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of this 19th day of January, 2016.

PETER G. LIVANOS

By:	/s/ Peter G. Livanos

CERES INVESTMENTS (CYPRUS) LIMITED

By:	/s/ Ceres Investments (Cyprus) Limited
Name: Athanasios Thanopoulos
Title: Director